Exhibit 99.1

SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT

Mexico City (August 31, 2009)—Satélites Mexicanos, S.A. de C.V. (“Satmex”) today announced that on August 20, 2009, the Company entered into an agreement pursuant to which Satmex will reimburse Jefferies & Company, Inc. for fees and expenses related to advice Jefferies provides to holders of the Company’s First Priority Secured Notes due November 30, 2011 and Second Priority Secured Notes due November 30, 2013 in connection with a potential restructuring transaction or other strategic transaction. The Company is in the process of evaluating these options and has previously retained Perella Weinberg Partners to assist it in this regard. The Company expects to discuss restructuring and strategic alternatives with its debtholders. Patricio Northland, Chief Executive Officer of Satmex, stated that “Satmex has made significant operational and financial improvements in the last year and continues to deliver world-class service to our customers. We are very much looking forward to working constructively with all of our investors to take this next step in positioning the company for sustainable growth.”

While the Company is considering its available options, no decision to pursue a specific alternative has been made, nor has any timetable been set in connection with this process. There can be no assurance that the Company will pursue or consummate any restructuring or strategic transaction. The Company does not expect to make any further announcement or disclosure of any further developments with respect to its evaluation of strategic alternatives unless and until its board of directors has approved a definitive transaction, if and when that occurs.

About Satmex:

Satmex is the leading satellite service provider in Latin America. Our fleet offers hemispheric and regional coverage throughout the Americas. We own and operate three satellites for full-time and occasional services in both C and Ku-Bands:

•	Solidaridad 2

•	Satmex 5

•	Satmex 6

Thousands of users in the American continent, regardless of region or culture, benefit from our services in applications such as broadband, voice and data transmission, and video broadcasting, among others.

With over 30 years of experience and landing rights in 46 countries and territories, we offer creative business and technology solutions to improve the profitability of our customers. Our priority is empowering our customers’ business, by providing a service of excellence for every need, all the time, anywhere in the Americas.

Contact information: Luis Fernando Stein Velasco +52 55 2629 5808.

Safe Harbor and Forward-Looking Statements

This press release contains forward-looking statements. All forward-looking statements in this news release reflect Satmex’s current analysis of existing facts and information and represent Satmex’s judgment only as of the date of this news release. Actual events or results might differ materially from these statements due to risks and uncertainties. Satmex cannot be certain that the restructuring or other strategic transaction discussed above will be pursued or consummated by Satmex, nor can it be certain that it will be able to achieve sustainable growth. Satmex expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and subsequent Periodic Reports on Form 6-K.

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